SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

NetSuite Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.01 par value

(Title of Class of Securities)

64118Q 10 7

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Douglas P. Solomon, Esq.

Senior Vice President, General Counsel and Secretary

2955 Campus Drive, Suite 100

San Mateo, CA 94403-2511

(650) 627-1000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Jeffrey D. Saper, Esq.

Richard A. Kline, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304-1050

(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$25,019,063.86	$1,396.06

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,083,186 shares of common stock of NetSuite Inc. having an aggregate value of $25,019,063.86 as of May 20, 2009 will be exchanged or cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of this transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  third party tender offer subject to Rule 14d-1.

☒  issuer tender offer subject to Rule 13e-4.

☐  going-private transaction subject to Rule 13e-3.

☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO relates to an offer by NetSuite Inc., a Delaware corporation (“NetSuite” or the “Company”), to exchange (the “Exchange Offer”) certain options to purchase up to an aggregate of 2,083,186 shares of the Company’s common stock, whether vested or unvested, with an exercise price per share at or above $13.11 (the “Eligible Awards”). These Eligible Awards may be exchanged, in the case of executive officers subject to the reporting obligations of Section 16 of the Securities Exchange Act of 1934, as amended, for options, and in the case of all other employees, for Restricted Stock Units (“RSUs”) upon the terms and subject to the conditions set forth in (i) the Offer to Exchange Certain Outstanding Options for Restricted Stock Units or New Options dated May 22, 2009 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), (ii) the E-Mail to All Eligible Employees from Zachary Nelson, dated May 22, 2009, attached hereto as Exhibit (a)(1)(B), (iii) the Form of E-Mail Announcement of Offer to Exchange, dated May 22, 2009, attached hereto as Exhibit (a)(1)(C), (iv) the Election Form, attached hereto as Exhibit (a)(1)(D), and (v) the Instructions Forming Part of the Terms and Conditions of the Offer, attached hereto as Exhibit (a)(1)(I). The following disclosure materials also were provided to eligible employees: (I) the Screen Shots of Offer Website, attached hereto as Exhibit (a)(1)(E), (II) the Form of Confirmation E-Mail/Letter to Employees who Elect to Participate in the Exchange Program, attached hereto as Exhibit (a)(1)(F), (III) the Form of Reminder E-Mail, attached hereto as Exhibit (a)(1)(G), (IV) the Notice to Eligible Employees Regarding Expiration of Offer Period, attached hereto as Exhibit (a)(1)(H), and (V) the Agreement to Terms of Election, attached hereto as Exhibit (a)(1)(J). These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents.” An “eligible employee” refers to all employees of the Company or its subsidiaries who reside in United States, Australia, Canada, Hong Kong, Japan, Singapore and the United Kingdom and who remain employees through the date exchanged Eligible Awards are cancelled. Notwithstanding the foregoing, members of the Company’s board of directors who are not employees of the Company as of the date of this Exchange Offer are not eligible.

The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated herein by reference to answer the items required in this Schedule TO.

Item 1.     Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet” in the Offer to Exchange is incorporated herein by reference.

Item 2.     Subject Company Information.

(a)    Name and Address.

NetSuite is the issuer of the securities subject to the Exchange Offer. The address of the Company’s principal executive office is 2955 Campus Drive, Suite 100, San Mateo, CA 94403, and the telephone number at that address is (650) 627-1000. The information set forth in the Offer to Exchange under the caption “The Offer” titled “Information concerning NetSuite” is incorporated herein by reference.

(b)    Securities.

The subject class of securities consists of the Eligible Awards. The actual number of shares of common stock subject to the options and RSUs to be issued in the Exchange Offer will depend on the number of shares of common stock subject to the unexercised options tendered by eligible employees and accepted for exchange and cancelled. The information set forth in the Offer to Exchange under the captions “Summary Term Sheet” and “Risks of Participating in the Offer,” and the sections under the caption “The Offer” titled “Number of Restricted Stock Units or New Options; Expiration Date,” “Acceptance of options for exchange and issuance of Restricted Stock Units and New Options” and “Source and amount of consideration; terms of Restricted Stock Units and New Options” is incorporated herein by reference.

(c)    Trading Market and Price.

The information set forth in the Offer to Exchange under the caption “The Offer” titled “Price range of shares underlying the options” is incorporated herein by reference.

Item 3.     Identity and Background of Filing Person.

(a)    Name and Address.

The filing person is the issuer. The information set forth under Item 2(a) above is incorporated by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4.     Terms of the Transaction.

(a)    Material Terms.

The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet” and the sections under the caption “The Offer” titled “Eligibility,” “Number of Restricted Stock Units or New Options; Expiration Date,” “Purpose of the offer,” “Procedures for electing to exchange options,” “Withdrawal rights and change of election,” “Acceptance of options for exchange and issuance of Restricted Stock Units and New Options,” “Conditions of the offer,” “Price range of shares underlying the options,” “Source and amount of consideration; terms of Restricted Stock Units and New Options,” “Status of options acquired by us in the offer; accounting consequences of the offer,” “Legal matters; regulatory approvals,” “Material U.S. federal income tax consequences,” “Material income tax consequences and certain other considerations for employees who reside outside the U.S.,” “Extension of offer; termination; amendment” and Schedule B attached to the Offer to Exchange is incorporated herein by reference.

(b)    Purchases.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and Executive Officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 5.     Past Contacts, Transactions, Negotiations and Arrangements.

(e)    Agreements Involving the Subject Company’s Securities.

The information set forth in section of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and Executive Officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 6.     Purposes of the Transaction and Plans or Proposals.

(a)    Purposes.

The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet” and the section under the caption “The Offer” titled “Purpose of the offer” is incorporated herein by reference.

(b)    Use of Securities Acquired.

The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “Acceptance of options for exchange and issuance of Restricted Stock Units and New Options” and “Status of options acquired by us in the offer; accounting consequences of the offer” is incorporated herein by reference.

(c)    Plans.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Purpose of the offer” is incorporated herein by reference.

Item 7.     Source and Amount of Funds or Other Consideration.

(a)    Source of Funds.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Source and amount of consideration; terms of Restricted Stock Units and New Options” is incorporated herein by reference.

(b)    Conditions.

The information set forth in the section of the Offer to Exchange under the caption “Conditions of the offer” is incorporated herein by reference.

(d)    Borrowed Funds.

Not applicable.

Item 8.     Interest in Securities of the Subject Company.

(a)    Securities Ownership.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and Executive Officers; transactions and arrangements concerning the awards” is incorporated herein by reference.

(b)    Securities Transactions.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and Executive Officers; transactions and arrangements concerning the awards” is incorporated herein by reference.

Item 9.     Person/Assets, Retained, Employed, Compensated or Used.

(a)    Solicitations or Recommendations.

Not applicable.

Item 10.   Financial Statements.

(a)    Financial Information.

The information set forth in Schedule B to the Offer to Exchange and in the sections of the Offer to Exchange under the captions “The Offer” titled “Financial statements” and “The Offer” titled “Additional information” is incorporated herein by reference. The Company’s Annual Report on Form 10-K and the Quarterly Reports on Form 10-Q can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b)    Pro Forma Information.

Not applicable.

Item 11.   Additional Information.

(a)    Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and Executive Officers; transactions and arrangements concerning the options” and “Legal matters; regulatory approvals” is incorporated herein by reference.

(b)    Other Material Information.

Not applicable.

Item 12.   Exhibits.

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for Restricted Stock Units or New Options, dated May 22, 2009.

(a)(1)(B)	E-Mail to All Eligible Employees from Zachary Nelson, dated May 22, 2009.

(a)(1)(C)	Form of E-Mail Announcement of Offer to Exchange, dated May 22, 2009.

(a)(1)(D)	Election Form.

(a)(1)(E)	Screen Shots of Offer Website.

(a)(1)(F)	Form of Confirmation E-Mail/Letter to Employees who Elect to Participate in the Exchange Program.

(a)(1)(G)	Form of Reminder E-Mail.

(a)(1)(H)	Notice to Eligible Employees Regarding Expiration of Offer Period.

(a)(1)(I)	Instructions Forming Part of the Terms and Conditions of the Offer.

(a)(1)(J)	Agreement to Terms of Election.

(b)	Not applicable.

(d)(1)	1999 Stock Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.2 of the Company’s Form S-1 Registration No. 333-144257).

(d)(2)	2007 Equity Incentive Plan and forms of agreements thereunder (incorporated by reference to Exhibits 10.1 to 10.4 of the Company’s Quarterly report on Form 10-Q filed on August 13, 2008).

(g)	Not applicable.

(h)	Not applicable.

Item 13.   Information Required by Schedule 13E-3.

(a)     Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

NETSUITE INC.

/s/ Douglas P. Solomon
Douglas P. Solomon
Senior Vice President,
General Counsel and Secretary

Date: May 22, 2009

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for Restricted Stock Units or New Options, dated May 22, 2009.

(a)(1)(B)	E-Mail to All Eligible Employees from Zachary Nelson, dated May 22, 2009.

(a)(1)(C)	Form of E-Mail Announcement of Offer to Exchange, dated May 22, 2009.

(a)(1)(D)	Election Form.

(a)(1)(E)	Screen Shots of Offer Website.

(a)(1)(F)	Form of Confirmation E-Mail/Letter to Employees who Elect to Participate in the Exchange Program.

(a)(1)(G)	Form of Reminder E-Mail.

(a)(1)(H)	Notice to Eligible Employees Regarding Expiration of Offer Period.

(a)(1)(I)	Instructions Forming Part of the Terms and Conditions of the Offer.

(a)(1)(J)	Agreement to Terms of Election.

(b)	Not applicable.

(d)(1)	1999 Stock Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.2 of the Company’s Form S-1 Registration No. 333-144257).

(d)(2)	2007 Equity Incentive Plan and forms of agreements thereunder (incorporated by reference to Exhibits 10.1 to 10.4 of the Company’s Quarterly report on Form 10-Q filed on August 13, 2008).

(g)	Not applicable.

(h)	Not applicable.